No Act

P.E. 1/10/14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



14005967

Received SEC
FEB 27 2014
Washington, DC 20549

February 27, 2014

Act: 1934
Section:
Rule: 14a-8 (DDS)
Public
Availability: 2-27-14

Eric G. Kevorkian
Boston Properties, Inc.
ekevorkian@bostonproperties.com

Re: Boston Properties, Inc.
Incoming letter dated January 10, 2014

Dear Mr. Kevorkian:

This is in response to your letter dated January 10, 2014 concerning the shareholder proposal submitted to Boston Properties by the Miami Firefighters' Relief and Pension Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Dan Givens
Miami Firefighters' Relief and Pension Fund
office@miami175.org

February 27, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Boston Properties, Inc.
Incoming letter dated January 10, 2014

The proposal relates to director nominations

There appears to be some basis for your view that Boston Properties may exclude the Miami Firefighters' Relief and Pension Fund as a co-proponent of the proposal under rule 14a-8(f). We note that this co-proponent appears not to have responded to Boston Properties' request for documentary support indicating that the co-proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Boston Properties omits the Miami Firefighters' Relief and Pension Fund as a co-proponent of the proposal in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



January 10, 2014

Via Electronic Mail (Shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

BOSTON, MA
NEW YORK, NY
PRINCETON, NJ
SAN FRANCISCO, CA
WASHINGTON, D.C.

Re: Boston Properties, Inc. – Omission of the Miami Fire Fighters' Relief and Pension Fund as Co-Filer of Stockholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On December 6, 2013, Boston Properties, Inc., a Delaware corporation (the "Company"), received a shareholder proposal and statement of support (the "Proposal") from the Miami Fire Fighters' Relief and Pension Fund (the "Proponent"). The Proposal is attached hereto as Exhibit A. The Proponent's letter that accompanied the Proposal (which letter is also included in Exhibit A), stated that the Proponent was co-filing the Proposal with The City of Philadelphia Public Employees Retirement System, who was acting as lead filer of the Proposal (the "Lead Filer"). The Company had timely received, and intends to include the Proposal, as submitted by the Lead Filer who has met the eligibility and procedural requirements for submission of shareholder proposals specified in Rule 14a-8, in the Company's definitive proxy materials (the "Proxy Materials") for its 2014 Annual Meeting of Stockholders (the "Annual Meeting"), unless the Proposal is subsequently withdrawn by the Lead Filer. The Company will also comply with the requirements of Rule 14a-8(l) with respect to the provision of information specified in such Rule regarding the Lead Filer.

However, I write this letter to advise the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company may omit the Proponent as co-filer of the Proposal from its Proxy Materials. The Company respectfully requests confirmation from the Staff that it will not recommend any enforcement action against the Company if the Company omits the Proponent as a co-filer of the Proposal from the Proxy Materials for the reasons set forth in this letter.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008), this letter and the attached exhibits are being e-mailed to the Commission at shareholderproposals@sec.gov and, accordingly, the Company will not enclose the six paper copies otherwise required by Rule 14a-8(j). In accordance with Rule 14a-8(j), a copy of this letter and its exhibits has also been sent to the Proponent to notify the Proponent of the Company's intention to exclude the Proposal from the Proxy Materials. The Company intends to file the Proxy Materials with the Commission and mail such materials to the Company's stockholders no earlier than 80 days after the date of this letter.

The Company would like to remind the Proponent to send copies of any future correspondence with regards to the Proposal to the undersigned on behalf of the Company, as required by Rule 14a-8(k).

I. The Proposal and Basis for Omission

The Proposal states:

RESOLVED: Shareholders of Boston Properties, Inc. (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the number of directors then serving. This bylaw, which shall supplement existing rights under the Company's bylaws, should provide that a Nominator must:

A) have beneficially owned 3% or more of Boston Properties' outstanding common stock continuously for at least three years before the nomination is submitted;

B) give Boston Properties written notice within the time period identified in the Company's bylaws of the information required by the bylaws and any rules of the Securities and Exchange Commission about (i) the nominee, including consent to being named in the proxy materials and to serving as a director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

C) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with Boston Properties shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting materials other than the Company's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at Boston Properties.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and any applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

The Company believes that the Proponent as co-filer of the Proposal may be properly omitted from the Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to establish the requisite eligibility to submit the Proposal and failed to timely respond to the Deficiency Notice, as defined herein.

II. The Proponent May Be Omitted As Co-Filer of the Proposal Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal And Failed To Timely Respond To The Deficiency Notice.

Under Rule 14a-8(f)(1), the Company believes that it may omit the Proponent as co-filer of the Proposal because the Proponent did not substantiate the Proponent's eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1% of the Company's securities entitled to be voted on the proposal at the meeting at least one year by the date [the stockholder submits] the proposal." Upon the Company's receipt of the Proposal, it reviewed its stock records, which did not indicate that the Proponent was a record owner of any shares of the Company's securities. Consequently, the Proponent is required, pursuant to Rule 14a-8(b)(2)(i), to "submit to the company a written statement from the 'record' holder of [its] securities (usually a broker or bank) verifying that, at the time [it] submitted [its] proposal, [it] continuously held the securities for at least one year." Rule 14a-8(b)(2)(i) also requires stockholder proponents to provide a "written statement that [it] intends to continue to hold the securities through the date of the meeting of shareholders." The Proponent did not include any proof of ownership with its submission of the Proposal.

Accordingly, the Company sought verification from the Proponent of its eligibility to submit the Proposal. Specifically, the Company provided the Proponent with notice of these deficiencies in its December 10, 2013 letter, via overnight mail, which was within fourteen (14) calendar days of the Company's receipt of the Proposal, informing the Proponent of the requirements of Rule 14a-8 and how the Proponent could cure the procedural deficiencies (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B. The Deficiency Notice (i) specifically explained the eligibility requirements of Rule 14a-8(b), (ii) enclosed a copy of Rule 14a-8(b), (iii) included a statement explaining that sufficient proof of ownership had not been received by the Company, (iv) stated the type of documents that constituted sufficient proof of eligibility, (v) stated what the Proponent should do to comply with the rule and (vi) indicated that the Proponent's response had to be postmarked within fourteen (14) calendar days of receiving the Deficiency Notice. The Company has confirmation from Federal Express that the Proponent received the Deficiency Notice on December 11, 2013. A copy of that confirmation is attached hereto as Exhibit C. As of the date hereof, the Proponent has not responded to the Deficiency Notice or otherwise attempted to cure the deficiencies under Rule 14a-8(f)(1).

Rule 14a-8(f) provides that a company may exclude a stockholder proposal if a proponent fails to provide evidence that the proponent has satisfied the beneficial ownership requirements of Rule 14a-8(b), but only if the company timely notifies the proponent of the deficiencies and the proponent fails to correct the deficiencies within the required time. As discussed above, the Company has satisfied its obligations under Rule 14a-8 through the Deficiency Notice, which explicitly stated: (i) the beneficial ownership requirements of Rule 14a-8(b)(1); (ii) the type of documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b)(2)(i) and (ii); and (iii) that the Proponent's response had to be postmarked within fourteen (14) calendar days after receiving the Deficiency Notice.

On numerous occasions the Staff has taken a no-action position concerning a company's omission of a shareholder proposal based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See e.g. Peregrine Pharmaceuticals, Inc.* (Jul. 15, 2013); *CBS Corp.* (Mar. 7, 2013); *Aetna Inc.* (Feb. 20, 2013); *Southern Co.* (Feb. 8, 2013); *Comcast Corp.* (Feb. 6, 2013); *Visa Inc.* (Oct. 24, 2012); *Entergy Corp.* (Jan. 18, 2012); *Mylan Inc.* (Feb. 3, 2011); *D.R. Horton, Inc.* (Sep. 30, 2010); *Hewlett-Packard Company* (Jul. 28, 2010); *Yahoo! Inc.* (Apr. 2, 2010); *Union Pacific Corp.* (Jan. 19, 2010); *Time Warner Inc.* (Fe. 19, 2009); and *Alcoa Inc.* (Feb. 18, 2009).

Moreover, the Staff has consistently allowed a company to omit a co-filer of a proposal where that co-filer failed to satisfy the eligibility requirements of Rule 14a-8(b) and Rule 14a-8(f)(1). *See UnitedHealth Group, Inc.* (Mar. 12, 2012); *AT&T Inc.* (Dec. 16, 2010); *Chesapeake Energy Corp.* (Apr. 13, 2010); *Pfizer Inc.* (recon. Feb. 22, 2010); and *Wells Fargo & Co.* (Jan. 18, 2005)(in each case, concurring with the exclusion of a co-proponent because the proponent failed to provide satisfactory evidence of its eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1)).

Therefore, because the above-described deficiencies were not cured within fourteen (14) calendar days of the Company having provided the Proponent with the Deficiency Notice, we believe the Proponent may be omitted as a co-filer of the Proposal.

III. Conclusion.

Based on the foregoing analysis, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action against the Company if the Company omits the Proponent as co-filer of the Proposal from the Proxy Materials. If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned at (617) 236-3354. Please transmit the response letter via electronic mail to the Company at ekevorkian@bostonproperties.com.

Respectfully submitted,



Eric G. Kevorkian, Esq.
Senior Vice President, Senior Corporate Counsel

cc: Daniel Givens, Administrator
The Miami Fire Fighters' Relief and Pension Fund
2980 N.W. South River Drive
Miami, FL 33125
office@miami175.org
Telephone: (305) 633-3442
Facsimile: (305) 633-3935

Exhibit A
Proposal


MIAMI FIRE FIGHTERS' RELIEF & PENSION FUND

2980 N.W. South River Drive, Miami, Florida 33125-1146
(305) 633-3442 Fax (305) 633-3935
office@miami175.org

December 1, 2013

Via regular mail and fax
617-421-1556

Mr. Frank D. Burt
Secretary
Boston Properties, Inc.
800 Boylston Street
Suite 1900
Boston, MA 02199-8103

Re: The Miami Firefighters' Relief and Pension Fund

Dear Mr. Burt:

In my capacity as Administrator for the Board of the Miami Firefighters' Relief and Pension Fund (the "Fund"), I write to give notice that pursuant to the 2013 proxy statement of Boston Properties, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2014 annual meeting of shareholders (the "Annual Meeting") as a co-filer with The City of Philadelphia Public Employees Retirement System as the lead filer. The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Sincerely,

Dan Givens, Administrator

RESOLVED: Shareholders of Boston Properties, Inc. ("Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the number of directors then serving. This bylaw, which shall supplement existing rights under the Company's bylaws, should provide that a Nominator must:

a) have beneficially owned 3% or more of Boston Properties' outstanding common stock continuously for at least three years before the nomination is submitted;

b) give Boston Properties written notice within the time period identified in Company bylaws of the information required by the bylaws and any rules of the Securities and Exchange Commission about (i) the nominee, including consent to being named in the proxy materials and to serving as a director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with Boston Properties shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's' proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at Boston Properties.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and any applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

Supporting Statement

We believe long-term shareholders should have a meaningful voice in electing directors. In 2013, 81% of shareholders rejected the Company executive compensation plan.

Proxy advisor Institutional Shareholder Services reported at the time of the Company's annual meeting that Boston Properties underperformed its peer group on a one and three year basis while paying the CEO Owen D. Thomas 1.3 times the median pay of CEOs at peer group companies.

We believe shareholders should be able to select their directors from a pool of nominees submitted by the company and qualified shareholders.

We urge shareholders to vote FOR this proposal.

Exhibit B
Deficiency Notice



BOSTON, MA
NEW YORK, NY
PRINCETON, NJ
SAN FRANCISCO, CA
WASHINGTON, D.C.

December 10, 2013

By Federal Express

Miami Fire Fighters' Relief & Pension Fund
2980 N.W. South River Drive
Miami, Florida 33125-1146
Attention: Dan Givens, Administrator

Re: Boston Properties, Inc. – Shareholder Proposal

Dear Mr. Givens:

On December 6, 2013, Boston Properties, Inc. (the "Company") received the shareholder proposal that was submitted on behalf of the Miami Fire Fighters' Relief and Pension Fund (the "Fund") as a co-filer with The City of Philadelphia Public Employees Retirement System, a copy of which is enclosed. This letter is being provided to notify the Fund, pursuant to Rule 14a-8(f)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of a procedural defect in its submission of the proposal.

Pursuant to Rule 14a-8(b) under the Exchange Act, in order to be eligible to submit a shareholder proposal, among other requirements, the Fund must have continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least one year by the date it submits the proposal. The Fund must also continue to hold the required amount of securities through the date of the shareholder meeting. Because the Fund is not a registered holder of the Company's common stock, the Fund must prove its eligibility to the Company by submitting either:

1. a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the Fund submitted the proposal, the Fund held at least 1% or $2,000 in market value of shares of common stock of the Company and that the Fund continuously held such securities for at least one year preceding the date the Fund submitted its proposal, up to and including the date the Fund's proposal was submitted; or

2. a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the Fund's ownership of shares as of or before the date on which the one-year eligibility period begins and the Fund's written statement that it continuously held the required number of shares for the one-year period as of the date of the statement.



In connection with item 1 above, the record holder which verifies the Fund's ownership of the securities must also be a Depository Trust Company ("DTC") participant or an affiliate of a DTC participant. If the DTC participant or the affiliate of a DTC participant, as applicable, knows the record holder's holdings but does not know the Fund's holdings, two proof of ownership statements containing the information described above must be submitted, one from the record holder confirming the Fund's ownership, and the other from the DTC participant or an affiliate of the DTC participant, as applicable, confirming the record holder's ownership.

Because the Fund has not proven its eligibility by submitting this documentation, the Fund has not complied with the procedural requirements for submitting a shareholder proposal pursuant to Rule 14a-8. In order to remedy this procedural defect, the Fund must respond to this letter by submitting documentation to the Company proving its eligibility, as described above and in the copy of Rule 14a-8(b) enclosed with this letter. This response must be postmarked, or transmitted electronically, no later than fourteen (14) calendar days from the date the Fund receives this letter. If the Fund fails to respond or its response does not cure this defect within this timeframe, the Company may exclude the Fund's proposal from its proxy materials.

The Company also reserves the right to exclude the Fund's proposal for any other reason permitted by Rule 14a-8 or other applicable law.

Very truly yours,

Eric G. Kevorkian, Esq.
Senior Vice President, Senior Corporate Counsel and Assistant Secretary

Enclosures

LIBC/5037195.2


MIAMI FIRE FIGHTERS' RELIEF & PENSION FUND

2980 N.W. South River Drive, Miami, Florida 33125-1146
(305) 633-3442 Fax (305) 633-3935
office@miami175.org

December 1, 2013

Via regular mail and fax
617-421-1556

Mr. Frank D. Burt
Secretary
Boston Properties, Inc.
800 Boylston Street
Suite 1900
Boston, MA 02199-8103

Re: The Miami Firefighters' Relief and Pension Fund

Dear Mr. Burt:

In my capacity as Administrator for the Board of the Miami Firefighters' Relief and Pension Fund (the "Fund"), I write to give notice that pursuant to the 2013 proxy statement of Boston Properties, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2014 annual meeting of shareholders (the "Annual Meeting") as a co-filer with The City of Philadelphia Public Employees Retirement System as the lead filer. The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Sincerely,

Dan Givens, Administrator

RESOLVED: Shareholders of Boston Properties, Inc. ("Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the number of directors then serving. This bylaw, which shall supplement existing rights under the Company's bylaws, should provide that a Nominator must:

a) have beneficially owned 3% or more of Boston Properties' outstanding common stock continuously for at least three years before the nomination is submitted;

b) give Boston Properties written notice within the time period identified in Company bylaws of the information required by the bylaws and any rules of the Securities and Exchange Commission about (i) the nominee, including consent to being named in the proxy materials and to serving as a director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with Boston Properties shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's' proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at Boston Properties.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and any applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

Supporting Statement

We believe long-term shareholders should have a meaningful voice in electing directors. In 2013, 81% of shareholders rejected the Company executive compensation plan.

Proxy advisor Institutional Shareholder Services reported at the time of the Company's annual meeting that Boston Properties underperformed its peer group on a one and three year basis while paying the CEO Owen D. Thomas 1.3 times the median pay of CEOs at peer group companies.

We believe shareholders should be able to select their directors from a pool of nominees submitted by the company and qualified shareholders.

We urge shareholders to vote FOR this proposal.

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR Data is current as of December 6, 2013

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]



January 10, 2014

Via Electronic Mail (Shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

BOSTON, MA
NEW YORK, NY
PRINCETON, NJ
SAN FRANCISCO, CA
WASHINGTON, D.C.

Re: **Boston Properties, Inc. – Omission of Stockholder Proposal of the Trowel Trades S&P 500 Index Fund Pursuant to Rule 14a-8**

Ladies and Gentlemen:

On December 2, 2013, Boston Properties, Inc., a Delaware corporation (the "Company"), received a shareholder proposal and statement of support (the "Proposal") from the Trowel Trades S&P 500 Index Fund (the "Proponent"). The Proposal is attached hereto as Exhibit A. I write this letter to advise the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to omit the Proposal from its definitive proxy materials (the "Proxy Materials") for its 2014 Annual Meeting of Stockholders (the "Annual Meeting"). The Company respectfully requests confirmation from the Staff that it will not recommend any enforcement action against the Company if the Company omits the Proposal from the Proxy Materials for the reasons set forth in this letter.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008), this letter and the attached exhibits are being e-mailed to the Commission at shareholderproposals@sec.gov and, accordingly, the Company will not enclose the six paper copies otherwise required by Rule 14a-8(j). In accordance with Rule 14a-8(j), a copy of this letter and its exhibits has also been sent to the Proponent to notify the Proponent of the Company's intention to exclude the Proposal from the Proxy Materials. The Company intends to file the Proxy Materials with the Commission and mail such materials to the Company's stockholders no earlier than 80 days after the date of this letter.

The Company would like to remind the Proponent to send copies of any future correspondence with regards to the Proposal to the undersigned on behalf of the Company, as required by Rule 14a-8(k).

I. The Proposal and Basis for Omission

The Proposal states:

RESOLVED: The stockholders of Boston Properties, Inc. (the "Company") urge the compensation committee of the board of directors to adopt a policy that the Company will not make or promise to make to its senior executives any tax gross-up payment ("gross-up"), except for gross-ups provided

PRUDENTIAL CENTER • 800 BOYLSTON STREET, SUITE 1900 • BOSTON, MASSACHUSETTS 02199-8103
WWW.BOSTONPROPERTIES.COM • BOSTON PROPERTIES, INC. (NYSE: BXP)

> pursuant to a plan, policy or arrangement applicable to management employees generally, such as a relocation or expatriate tax equalization policy. For purposes of the proposal, a "gross-up" is defined as any payment to or on behalf of the senior executive the amount of which is calculated by reference to his or her estimated tax liability. The policy should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

The Company believes that the Proposal may be properly omitted from the Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

II. Analysis of the Omission of the Proposal pursuant to Rule 14a-8(i)(10).

A. Background

A shareholder proposal may be properly omitted from a company's definitive proxy statement and form of proxy statement pursuant to Rule 14a-8(i)(10) if the company has already substantially implemented the proposal. As previously stated by the Commission, in discussing a predecessor rule to Rule 14a-8(i)(10), the general policy behind this basis for exclusion is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Release No. 34-12598 (July 7, 1976).

In applying the "substantially implemented" standard, it is not necessary that the proposal be implemented completely or exactly as presented (Release No. 34-20091 (Aug. 16, 1983)), and the Commission has specifically noted that whether a company has substantially implemented a proposal "depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). The Commission has consistently permitted the exclusion of proposals on the basis of substantial implementation pursuant to Rule 14a-8(i)(10) when a company's actions have satisfactorily addressed both the proposal's underlying concerns and its essential objective, even if the actions taken by the company were not identical to those suggested or required by the proposal. See e.g. *Walgreen Co.* (Sep. 26, 2013)(proposal requesting an amendment to the company's articles of incorporation to eliminate certain supermajority voting requirements was substantially implemented by the company's previous elimination of all supermajority provisions); *Merck & Co., Inc.* (Mar. 14, 2012)(proposal requesting that the board issue an annual report disclosing procedures regarding proper animal care was substantially implemented through the company's public disclosures on its website); *General Electric* (Jan. 11, 2012)(proposal requesting that stock options awarded to senior executives vest over a certain period of time was substantially implemented due to the company's "long-standing practice" of granting options that vested over the period of time requested in the proposal); *Wal-Mart Stores, Inc.* (Mar. 30, 2010) (proposal requesting the board adopt certain principles regarding global warming was substantially implemented by the company climate strategy and the company's active engagement in public policy dialogue); *Exelon Corp.* (Feb. 26, 2010)(proposal requesting the board prepare a report disclosing the company's policy and procedures for political contributions was substantially implemented by the company's plan to adopt corporate political contributions guidelines, which would be posted on the company's website). See also, *Allegheny Energy, Inc.* (Feb. 20, 2008); *Hewlett-Packard Co.* (Dec. 11, 2007); *Honeywell International Inc.* (Feb. 31, 2007); *Anheuser-Busch Companies, Inc.* (F. 17, 2007);

ConAgra Foods, Inc. (Jul. 3, 2006); *Johnson & Johnson* (Feb. 17, 2006); *Talbots, Inc.* (Apr. 5, 2002); *Masco Corp.* (Mar. 29, 1999).

B. Analysis

As discussed below, the Company has already acted to address the Proposal by adopting (i) a formal "no tax gross-up" policy with respect to its senior executives that is nearly identical to the policy that the Proposal requests the Compensation Committee of the Board of Directors (the "Compensation Committee") adopt and (ii) amendments to its Executive Severance Plan and Senior Executive Severance Plan (together, the "Plans") to eliminate any excise tax gross-up payments to future participants.

On January 8, 2014 (the "Effective Date"), the Compensation Committee adopted the following policy regarding tax gross-up payments (the "Policy"):

> **Payment of Tax Gross-Ups**
>
> From and after the Effective Date, the Company will not make or promise to make any Tax Gross-Up Payments; provided, however, the foregoing shall not apply to (i) any obligation of the Company to make Tax Gross-Up Payments pursuant to a plan, policy, agreement or arrangement in place as of the Effective Date to any individual covered by such plan, policy, agreement or arrangement as of the Effective Date or (ii) any obligation of the Company to make Tax Gross-Up Payments pursuant to a plan, policy or arrangement applicable to management employees of the Company generally, such as a relocation or expatriate tax equalization policy.
>
> **Definitions**
>
> For purposes of the Policy, "Tax Gross-Up Payment" means any payment of compensation to or on behalf of any senior executive, the amount of which is calculated by reference to such senior executive's estimated or actual Federal, state, local or foreign tax liability.

The adoption of the Policy was reported in the Current Report on Form 8-K filed by the Company with the Commission on January 9, 2014 (the "Form 8-K"). Pursuant to the Policy, the Company will not make or promise to make any tax gross-up payment to any senior executive from and after the effective date of the Policy, with the exception of tax gross-up payments to be made pursuant to contractual obligations existing as of the effective date of the Policy or payments to be made pursuant to arrangements applicable to the Company's management employees generally, such as a relocation or expatriate tax equalization policy. The language of the Policy, including the definition of "tax gross-up payment," is nearly identical to the policy that the Proposal requests the Compensation Committee adopt and the Policy is substantively identical to the policy that the Proposal requests.

Additionally, on January 8, 2014, as reported in the Form 8-K and in furtherance of the Policy, the Company amended the Plans to eliminate any tax gross-up payments to future participants. The amendments to the Plans provide that executives who become eligible to participate in the Plans as of or after the effective date of the amendments will not be entitled to any tax gross-up payments pursuant to the Plans. Instead, severance payments for future participants under the Plans will be reduced pursuant to modified cutback provisions included in the amendments to the Plans, but only to the extent that such reduction would result in a greater after-tax benefit to the participant. The amendments to the Plans are attached hereto as Exhibit B and Exhibit C, respectively.

As the Policy is substantively identical to the policy requested by the Proponent as set forth in the Proposal, there is no further action that would be necessary or possible to implement the Proposal. Accordingly, unless the Proposal is omitted from the Proxy Materials, the stockholders will be forced to consider matters that have already been favorably acted upon by the Company. Therefore, the Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(10) as substantially implemented.

III. Conclusion.

Based on the foregoing analysis, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from the Proxy Materials based on Rule 14a-8(i)(10). If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned at (617) 236-3354. Please transmit the response letter via electronic mail to the Company at ekevorkian@bostonproperties.com.

Respectfully submitted,



Eric G. Kevorkian, Esq.
Senior Vice President, Senior Corporate Counsel

cc: Thomas McIntyre, International Representative
International Union of Bricklayers
1895 Centre Street
Boston, MA 02132
Telephone: (617) 650-4246
Facsimile: (617) 242-2430
mcintyre@bacweb.org

Joseph E. Molnar, Vice President
Comerica Bank & Trust, National Association, Trustee
P.O. Box 75000
Detroit, MI 48275
Telephone: (313) 222-0209
Facsimile: (313) 222-7170

Exhibit A
Proposal

(CONFIDENTIAL)

Date: 12/2/2013

Please Deliver To:

Name:	Mr. Frank D. Burt	**Fax No.**	(617) 421-1656
Company:	Boston Properties, Inc.		
Department:		**Telephone No.**	
Location:			

From:

Name:	Joe Molnar	**Fax No.**	(313) 222-0209
Company:	Comerica Bank & Trust National Association		
Location:	P.O. Box 75000 Detroit, MI 48275	**Telephone No.**	(313) 222-7170

Trowel Trades S&P 500 Index Fund

SPECIAL MESSAGE:

Shareholder Proposal

This message is intended only for the use of the person or entity to which it is addressed and may contain information that is privileged, confidential and exempt from disclosure under applicable law. If the reader of this message is not the intended recipient, or the employee or agent responsible for delivering the message to the intended recipient, you are hereby notified that any dissemination, distribution of copying of this communication is strictly prohibited. If you have received this communication in error, please notify us immediately by telephone and return the original message to us at the above address via the United States Postal Service.

Thank you.

Please call at (630) 645-7370 if pages (including cover sheet) were not received

No. of pages 3 (including cover sheets)





INSTITUTIONAL SERVICES GROUP
MC 3464, PO BOX 75000, DETROIT, MI 48275
411 WEST LAFAYETTE BOULEVARD, DETROIT, MI 48226

December 2, 2013

Via overnight mail and fax
617-421-1556

Mr. Frank D. Burt
Senior Vice President, General Counsel and Secretary
Boston Properties, Inc.
800 Boylston Street
Suite 1900
Boston, MA 02199-8103

RE: Trowel Trades S&P 500 Index Fund

Dear Mr. Burt:

In our capacity as Trustee of the Trowel Trades S&P 500 Index Fund (the "Fund"), I write to give notice that pursuant to the 2013 proxy statement of Boston Properties, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2014 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the 2014 Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the 2014 Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Please direct all questions or correspondence regarding the Proposal to the attention of Thomas McIntyre, International Representative, International Union of Bricklayers, 1895 Centre Street, Boston, MA. 02132, TMcIntyre@bacweb.org, 617-650-4246.

Sincerely,

Joe Molnar

Joseph E. Molnar
Vice President
Comerica Bank & Trust, National Association, Trustee of the Fund

Enclosure

RESOLVED: The stockholders of Boston Properties, Inc. (the "Company") urge the compensation committee of the board of directors to adopt a policy that the Company will not make or promise to make to its senior executives any tax gross-up payment ("gross-up"), except for gross-ups provided pursuant to a plan, policy or arrangement applicable to management employees generally, such as a relocation or expatriate tax equalization policy. For purposes of this proposal, a "gross-up" is defined as any payment to or on behalf of the senior executive the amount of which is calculated by reference to his or her estimated tax liability. The policy should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

SUPPORTING STATEMENT: As long-term shareholders, we support compensation programs that tie pay closely to performance and deploy company resources efficiently. In our view, tax gross-ups for senior executives—a reimbursement for tax liability or a payment to a taxing authority on a senior executive's behalf—are not consistent with these principles.

The amount of a gross-up payment depends on various external factors such as the tax rate, not on company performance. Thus tax gross-ups sever the pay/performance link. Moreover, a company may incur a large gross-up obligation in order to enable a senior executive to receive a relatively small amount of compensation. That fact led Paula Todd of compensation consultant Towers Perrin to call gross-ups "an incredibly inefficient use of shareholders' money." (When Shareholders Pay the CEO's Tax Bill, BUSINESS WEEK (Mar. 5, 2007)).

The amounts involved in tax gross-ups can be sizeable, especially gross-ups relating to excise taxes on outsized golden parachute payouts in a change-of-control context. These payouts strike us as unduly generous.

This proposal does not seek to eliminate gross-ups or similar payments that are available broadly to the Company's management employees as such payments are much smaller and do not raise concerns about fairness and misplaced incentives.

We urge shareholders to vote **FOR** this proposal.

(CONFIDENTIAL)

Date: 12/3/2013

Please Deliver To:	Name:	Mr. Frank D. Burt	Fax No. (617) 421-1556
	Company:	Boston Properties, Inc.	
	Department:		Telephone No.
	Location:		
From:	Name:	Joe Molnar	Fax No. (313) 222-0209
	Company:	Comerica Bank	
	Location:	P.O. Box 75000 Detroit, MI 48275	Telephone No. (313) 222-7170

SPECIAL MESSAGE:

Trowel Trades S&P 500 Index Fund Shareholder Proposal - Proof of ownership letter.

Attached please find the proof of ownership letter along with the letter/proposal that was submitted yesterday.

Please call at (630) 645-7370 if pages (including cover sheet) were not received

No. of page 5 (including cover sheets)

INSTITUTIONAL SERVICES GROUP
MC 3464, PO BOX 75000, DETROIT, MI 48275
411 WEST LAFAYETTE BOULEVARD, DETROIT, MI 48226

December 3, 2013

Via regular mail and fax
617-421-1556

Mr. Frank D. Burt
Senior Vice President, General Counsel and Secretary
Boston Properties, Inc.
800 Boylston Street
Suite 1900
Boston, MA 02199-8103

RE: Trowel Trades S&P 500 Index Fund

Dear Mr. Burt:

As custodian of the Trowel Trades S&P 500 Index Fund, we are writing to report that as of the close of business December 2, 2013, the Fund held 3,105 shares of Boston Properties, Inc. ("Company") stock in our account at Depository Trust Company and registered in its nominee name of Cede & Co. The Fund has held at least 2,946 shares of your Company continuously since December 2, 2012. All during that time period the value of the Fund's shares in your Company was in excess of $2,000.

If there are any other questions or concerns regarding this matter, please feel free to contact me at 313-222-0209.

Sincerely,



Joseph E. Molnar
Vice President

Exhibit B
Amendment to Executive Severance Plan

SECOND AMENDMENT
TO
BOSTON PROPERTIES, INC.
EXECUTIVE SEVERANCE PLAN

A. The Boston Properties, Inc. Senior Executive Severance Plan, as adopted as of July 30, 1998 (the "Plan"), as subsequently amended, is further amended as follows.

1. Section 5(a) of the Plan is hereby amended by adding the following new paragraph to the end of such Section:

"Notwithstanding the foregoing, no Covered Employee who becomes eligible to participate in this Plan on or after January 1, 2014 (a "Subsequent Covered Employee") shall be entitled to a Gross-Up Payment. In the event that Severance Payments payable to a Subsequent Covered Employee would be subject to the Excise Tax, the following provisions shall apply:

(i) If the Severance Payments, reduced by the sum of (1) the Excise Tax and (2) the total Federal, state, and local income and employment taxes payable by the Subsequent Covered Employee on the amount of the Severance Payments that are in excess of the Threshold Amount (as defined below), are greater than or equal to the Threshold Amount, the Subsequent Covered Employee shall be entitled to the full benefits payable under this Plan.

(ii) If the Threshold Amount is less than (x) the Severance Payments, but greater than (y) the Severance Payments reduced by the sum of (1) the Excise Tax and (2) the total Federal, state, and local income and employment taxes on the amount of the Severance Payments that are in excess of the Threshold Amount, then the benefits payable under this Plan shall be reduced to the extent necessary (but not below zero) so that the maximum Severance Payments shall not exceed the Threshold Amount. In such event, the Severance Payments shall be reduced in the following order: (1) cash payments not subject to Section 409A of the Code; (2) cash payments subject to Section 409A of the Code; (3) equity-based payments; and (4) non-cash form of benefits. To the extent any payment is to be made over time (e.g., in installments), then the payments shall be reduced in reverse chronological order.

For purposes of this Section 5, "Threshold Amount" shall mean three times the Subsequent Covered Employee's "base amount" within the meaning of Section 280G(b)(3) of the Code and the regulations promulgated thereunder less one dollar ($1.00).

2. The first sentence of Section 5(b) of the Plan is hereby amended by deleting such sentence in its entirety and replacing it with the following:

"Subject to the provisions of Section 5(c), all determinations required to be made under Section 5(a), shall be made by PricewaterhouseCoopers LLP or any other nationally recognized accounting firm selected by the Employers (the "Accounting Firm"), which shall provide detailed supporting calculations both to the Employers and the Covered Employee within 15 business days of the Date of Termination, if applicable, or at such earlier time as is reasonably requested by the Employers or the Covered Employee."

B. Except as amended hereby, the Plan shall remain in full force and effect.

IN WITNESS WHEREOF, this Second Amendment has been executed on behalf of the Company by its duly authorized officer this 8th day of January, 2014.

BOSTON PROPERTIES, INC.

By: 

Name: Eric Kevorkian
Title: Senior Vice President, Senior Corporate Counsel and Assistant Secretary

LIBB/1822999.3

Exhibit C
Amendment to Senior Executive Severance Plan

THIRD AMENDMENT
TO
BOSTON PROPERTIES, INC.
SENIOR EXECUTIVE SEVERANCE PLAN

A. The Boston Properties, Inc. Senior Executive Severance Plan, as adopted as of July 30, 1998 (the "Plan"), as subsequently amended, is further amended as follows.

1. Section 5(a) of the Plan is hereby amended by adding the following new paragraph to the end of such Section:

> "Notwithstanding the foregoing, no Covered Employee who becomes eligible to participate in this Plan on or after January 1, 2014 (a "Subsequent Covered Employee") shall be entitled to a Gross-Up Payment. In the event that Severance Payments payable to a Subsequent Covered Employee would be subject to the Excise Tax, the following provisions shall apply:
>
> > (i) If the Severance Payments, reduced by the sum of (1) the Excise Tax and (2) the total Federal, state, and local income and employment taxes payable by the Subsequent Covered Employee on the amount of the Severance Payments that are in excess of the Threshold Amount (as defined below), are greater than or equal to the Threshold Amount, the Subsequent Covered Employee shall be entitled to the full benefits payable under this Plan.
> >
> > (ii) If the Threshold Amount is less than (x) the Severance Payments, but greater than (y) the Severance Payments reduced by the sum of (1) the Excise Tax and (2) the total Federal, state, and local income and employment taxes on the amount of the Severance Payments that are in excess of the Threshold Amount, then the benefits payable under this Plan shall be reduced to the extent necessary (but not below zero) so that the maximum Severance Payments shall not exceed the Threshold Amount. In such event, the Severance Payments shall be reduced in the following order: (1) cash payments not subject to Section 409A of the Code; (2) cash payments subject to Section 409A of the Code; (3) equity-based payments; and (4) non-cash form of benefits. To the extent any payment is to be made over time (e.g., in installments), then the payments shall be reduced in reverse chronological order.

For purposes of this Section 5, "Threshold Amount" shall mean three times the Subsequent Covered Employee's "base amount" within the meaning of Section 280G(b)(3) of the Code and the regulations promulgated thereunder less one dollar ($1.00).

2. The first sentence of Section 5(b) of the Plan is hereby amended by deleting such sentence in its entirety and replacing it with the following:

"Subject to the provisions of Section 5(c), all determinations required to be made under Section 5(a), shall be made by PricewaterhouseCoopers LLP or any other nationally recognized accounting firm selected by the Employers (the "Accounting Firm"), which shall provide detailed supporting calculations both to the Employers and the Covered Employee within 15 business days of the Date of Termination, if applicable, or at such earlier time as is reasonably requested by the Employers or the Covered Employee."

B. Except as amended hereby, the Plan shall remain in full force and effect.

IN WITNESS WHEREOF, this Third Amendment has been executed on behalf of the Company by its duly authorized officer this 8th day of January, 2014.

BOSTON PROPERTIES, INC.

By: Eric G. Kevorkian

Name: Eric Kevorkian
Title: Senior Vice President, Senior Corporate Counsel and Assistant Secretary